Exhibit 99.1

Mircea Gradu appointed Chief Engineering Officer of Ballard Power Systems

VANCOUVER, BC, Aug. 29, 2022 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced the appointment of Mircea Gradu, PhD, FSAE, as Chief Engineering Officer (CEngO), effective August 29th, 2022.

Randy MacEwen, Ballard's President & CEO, commented, "We are excited to welcome Mircea to the Ballard team. Mircea brings over 25 years of experience in the automotive and commercial vehicle industry, with deep knowledge of electric vehicles and powertrain development. His well-rounded technical capabilities will be pivotal in leading our product development as we plan for the next generation of low-cost, high performance fuel cell engines."

"I am excited to join Ballard as mobility rapidly evolves to meet the demands of the energy transition. I look forward to working with the Ballard team on continued innovation of our fuel cell products and our drive to commercial scale," said Dr. Gradu.

Dr. Gradu has extensive executive-level experience including a track record of product development and deployment with leading global automotive OEMs and suppliers. He previously led Engineering and Quality at Hyundai Motor America, served as Vice President, Transmission Powertrain and Driveline for Fiat Chrysler Automobiles, as Executive Director, Engineering at Timken Automotive, and in product development and engineering project management roles at Schaeffler Group and Daimler AG. He most recently held the position of Senior Vice President, Automotive Programs at Velodyne Lidar, a provider of smart lidar technology solutions for vehicle autonomy.

A former President and Chairman of the Board of the Society of Automotive Engineers (SAE) International, an SAE Fellow and FISITA Council, Dr. Gradu is also an Adjunct Professor at the University of California Irvine. He holds a Doctorate in Engineering from the Technical University of Stuttgart, an MSME from the Politechnica University of Bucharest, has been extensively published, was awarded 56 patents, and honored with the Edward N. Cole Award for Automotive Engineering Innovation.

As a member of the executive team, Dr. Gradu will collaborate with Dr. Kevin Colbow who serves as Ballard's Chief Technology Officer. Dr. Colbow has served at Ballard in progressive technology leadership roles over the past 28 years, including as CTO since 2019. Mr. MacEwen added, "Mircea's strong experience in powertrain, systems engineering, and product development for scaled commercialization in the automotive industry will be highly complementary to Kevin's deep experience and expertise researching and developing PEM fuel cell technology. In the context of growing market opportunities and with a tipping point in our line of sight, we are thrilled that Kevin and Mircea will work closely together to develop next-generation fuel cell technology and zero-emission engines with industry leading performance and costs."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

Further Information

Ballard Power Systems:
Kate Charlton – VP Corporate Finance & Investor Relations +1.604.453.3939 or investors@ballard.com

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 08:30e 29-AUG-22